SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4),
OF THE SECURITIES EXCHANGE ACT OF 1934

WESTIN HOTELS LIMITED PARTNERSHIP

(Name of Subject Company)

MACKENZIE PATTERSON FULLER, INC.

(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

960 377 109
(CUSIP Number of Class Securities)

Glen Fuller
Mackenzie Patterson Fuller, Inc.
1640 School Street
Moraga, California 94556
(800) 854-8357

Copy to:

Chip Patterson, Esq.
Mackenzie Patterson Fuller, Inc.
1640 School Street
Moraga, California 94556
(800) 854-8357

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Person(s) Filing Statement)

Item 1. Subject Company Information.
Item 2. Identity and Background of Filing Person.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 4. The Solicitation or Recommendation.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
Item 6. Interest in Securities of the Subject Company.
Item 7. Purposes of the Transaction and Plans or Proposals.
Item 8. Additional Information.
Item 9. Exhibits.

SIGNATURE EX-(a)(1) Letter to Limited Partners

Item 1. Subject Company Information.

        The name of the subject company is Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”). The principal executive offices of the Partnership are located at 1111 Westchester Avenue, White Plains, New York 10604 and the telephone number is (914) 640-8100. The general partner of the Partnership is Westin Realty Corp., a Delaware corporation (the “General Partner”).

        The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Partnership’s units of limited partnership interest (the “Units”). According to the Schedule 14D-9 filed by the Partnership on November 18, 2003, there were 135,600 Units outstanding as of November 15, 2003.

Item 2. Identity and Background of Filing Person.

    (a)        Name and Address of Person Filing this Statement.

        The filing person is MacKenzie Patterson Fuller, Inc. (the “Filing Person”). The business address of the Filing Person is 1640 School Street, Moraga, California 94556. The business telephone number of the Filing Person is (800) 854-8357.

    (b)        Tender Offer of the Bidder.

        This Statement relates to the tender offer by WHLP Acquisition LLC (“Acquisition Sub”), a Delaware limited liability company and wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood”), for all of the outstanding Units of the Partnership, at a cash price of $625 per Unit, without interest, reduced by the amount of distributions per Unit, if any, declared or paid by the Partnership from October 1, 2003 until the date on which Acquisition Sub purchases the Units tendered pursuant to the Offer to Purchase and Solicitation Statement, dated November 4, 2003 (as it may be amended from time to time, the “Offer to Purchase”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Agreement of Assignment and Transfer (which, as they may be amended from time to time, constitute the “Offer”). In connection with the Offer, Acquisition Sub is soliciting consents to proposals (the “Proposals”) described in the Offer to Purchase that would facilitate the transfer of Units to Acquisition Sub and its ability to effect a merger, immediately after completion of the Offer, of Acquisition Sub or one of its affiliates and the Partnership (the “Merger”). In the Merger, each outstanding Unit not owned by Acquisition Sub or one of its affiliates would be converted into the right to receive cash in an amount equal to the price per Unit payable in the Offer.

According to the Tender Offer Statement on Schedule TO filed by Acquisition Sub and Starwood on November 4, 2003, the address of the principal executive offices of each of Acquisition Sub and Starwood is 1111 Westchester Avenue, White Plains, New York 10604.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

    (d)        As of the date hereof, there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Filing Person or its affiliates and (i) the Partnership, its executive officers, directors or affiliates or (ii) Acquisition Sub, its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

    (a)        Solicitation or Recommendation. The Filing Person is advising holders of Units (“Unitholders”) to reject the Offer, NOT TENDER their Units pursuant to the Offer, and VOTE AGAINST the Proposals. The Filing Person is sending to Unitholders a letter recommending that they reject the Offer, not tender their Units pursuant to the Offer, and vote against the Proposals. A copy of such letter is attached to this Statement as Exhibit (a)(1).

    (b)        Reasons. The Filing Persons are advising holders of Units to reject the Offer, not tender their Units pursuant to the Offer, and vote against the Proposals for the following reasons:

o   Offer is UNFAIR in the opinion of the General Partner’s advisers: The General Partner of WHLP engaged Houlihan Lokey Howard & Zukin Financial Advisors to render an opinion regarding the fairness to Unitholders regarding this offer. On November 18, 2003, these advisors delivered an opinion on the offer in which they stated that “the consideration to be received in connection with the [Offer] is NOT FAIR TO A LIMITED PARTNER of WHLP, from a financial point of view.” (Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated November 18, 2003, Exhibit 99(E)(1) to the Schedule 14D-9 filed by WHLP on November 18, 2003) (emphasis added)

o   Improving Hotel Performance and Market Conditions: The operating performance of the Westin Michigan Avenue Hotel (the “Hotel”), the Partnership’s only remaining property, has been steadily improving and should continue to do so given the economic rebound and recovery of the hotel market. The Filing Person believes that the Partnership and the Unitholders will realize greater value from their investment by holding their Units.

o   Low Offer Price: The Filing Person believes that the Offer does not reflect the fair value of the Units. Additionally, no adequate control premium is being offered given that Starwood would control the Partnership if successful. The price being offered in the Offer for the Units is much less than Unitholders would receive either through a liquidation of the Hotel today or in the future if the market continues to improve.

o   Conflicts of Interest: Starwood owns the Partnership’s General Partner as well as the entity making the tender offer, Acquisition Sub. Presumably, Acquisition Sub has the best interests of Starwood’s shareholders in mind, which means that Acquisition Sub will purchase Units for as little as possible to maximize value for Starwood’s shareholders. This conflicts with the General Partner’s fiduciary duty to maximize the value of the Units.

o   Improper Process: The Filing Person does not believe that Starwood's process is fair or that its affiliate is properly upholding its duty as general partner. Starwood has disclosed that Unitholders would not get an appraisal or dissenter's rights in the Offer or the Merger. The sale to Starwood would take place without the benefit of an appraisal of or a marketing effort for the property. Starwood is taking advantage of Unitholders in its role as an affiliate of the general partner in an effort to solely benefit Starwood itself and its shareholders.

    (c)        Intent to Tender. Neither the Filing Person nor any of its affiliates intend to tender pursuant to the Offer any of the Units they hold of record or own beneficially.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

    (a)        Solicitations or Recommendations. No persons or classes of persons have been employed, retained or are to be compensated to make solicitations or recommendations in connection with the Offer or the transactions contemplated thereby.

Item 6. Interest in Securities of the Subject Company.

    (b)        Securities Transactions. The Filing Person and its affiliates have made no transactions in the Units in the 60 days preceding the date of this Statement. The Filing Person and its affiliates own 3,041 Units, or 2.2% of the outstanding Units.

Item 7. Purposes of the Transaction and Plans or Proposals.

      Not applicable.

Item 8. Additional Information.

      None.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)	Letter to Limited Partners dated November 24, 2003.
(a)(2)	Press Release dated November 24, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 24, 2003

MACKENZIE PATTERSON FULLER, INC.

By: /s/ GLEN W. FULLER Glen W. Fuller Senior Vice President